Exhibit 12.1

BRITISH AMERICAN TOBACCO P.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Pounds in Millions)

(Unaudited)

in £ millions (unaudited)	Pro Forma	For the Years Ended December 31,
		2016	2015
Earnings before fixed charges:
Profit before taxation	11,115	6,245	5,855
Excess/(shortfall) of dividends over earnings of affiliates accounted for by the equity method	(1,242)	(1,242)	(643)
Add: Fixed charges (below)	1,624	604	608

Subtract: Non-controlling interests	(191)	(191)	(232)

Total earnings before fixed charges	11,306	5,416	5,588
Fixed charges:
Finance costs, excluding loss on bond redemption	1,594	580	584
Estimated interest portion of rental expense	30	24	24

Total fixed charges	1,624	604	608
Ratio of earnings to fixed charges	7.0	9.0	9.2